PATIENT PORTAL TECHNOLOGIES, INC.
8276 Willett Parkway
Baldwinsville, New York 13027

September 30, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Patient Portal Technologies, Inc.
Registration Statement on Form SB-2, as amended
File No. 333-147610

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the Securities and Exchange Commission (the “Commission”) for an order permitting Patient Portal Technologies, Inc., a Delaware corporation (the “Registrant”), to withdraw its Registration Statement on Form SB-2 (File No. 333-147610), initially filed by the Registrant on November 23, 2007, and amended by (i) Amendment No. 1, as filed on November 23, 2007; (ii) Amendment No. 2, as filed on January 9, 2008; (iii) Amendment No. 3, as filed on January 22, 2008; (iv) Amendment No. 4 on Form S-1, as filed on February 15, 2008; (v) Amendment No. 5, as filed on April 28, 2008; (vi) Amendment No. 6, as filed on July 25, 2008; (such Registration Statement on Form SB-2, as so amended, the “Registration Statement”). The Registration Statement was filed to register the resale of up to 5,433.022 shares of the Common Stock, par value $0.001 per share (the “Common Stock”) that would be held by Dutchess Private Equities Fund, LTD (the “Selling Stockholder”) upon the conversion of certain convertible debentures of the Registrant held by the Selling Stockholder.  Because the Selling Stockholder has informed us that it may soon commence selling shares of the Common Stock without registration under the Securities Act pursuant to the provisions of Rule 144 under the Securities Act, {the Selling Stockholder has informed the Registrant that it is no longer necessary for the Registrant to continue to pursue the effectiveness of the Registration Statement. Accordingly, the Registrant wishes to withdraw the Registration Statement in lieu of amending the Registration Statement.

This will also confirm that the Registration Statement was not declared effective by the Commission and no securities were sold pursuant to the Registration Statement.

The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

We note that, pursuant to Rule 477(b), this request is deemed granted as of the date of filing unless the Commission notifies the Registrant within 15 within 15 calendar days, the Commission notifies the Registrant that the application for withdrawal will not be granted.  In addition, please provide the Registrant a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number of the Registrant is (315) 579-2980 with a copy thereof to its counsel, Gary S. Hammersmith of Pepe & Hazard, LLP, (860) 522-2796.  If you have any questions regarding this request for withdrawal, please contact Mr. Hammersmith at (860) 522-2796.

Very truly yours,

PATIENT PORTAL TECHNOLOGIES, INC.

By:
Kevin Kelly
CEO & President